Exhibit 99.2

CRONOS GROUP INC.
(the “Company”)
FORM OF PROXY (“PROXY”)
Special Meeting
February 21, 2019 at 10:00 a.m. (Toronto time)
Blake, Cassels & Graydon LLP,
199 Bay Street, Suite 4000, Commerce Court West, Toronto, Ontario
(the “Meeting”)

RECORD DATE:	January 7, 2019
CONTROL NUMBER:	«CONTROL_NUMBER»
SEQUENCE #:	«SEQUENCE_NUMBER» - «CUSIP» - «PartAcct_No»
FILING DEADLINE FOR PROXY:	February 19, 2019 at 10:00 a.m. (Toronto time)

VOTING METHOD
INTERNET	Go to www.voteproxyonline.com and enter the 12 digit control number above
FACSIMILE	416-595-9593
MAIL or HAND DELIVERY	TSX Trust Company
301 - 100 Adelaide Street West
Toronto, Ontario, M5H 4H1

The undersigned hereby appoints Michael Gorenstein, Chairman, President and Chief Executive Officer of the Company, whom failing, James Rudyk, Director of the Company (the “Management Nominees”), or instead of any of them, the following Appointee

Please print appointee name

as proxyholder on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the Meeting and at any adjournment(s) or postponement(s) thereof, to the same extent and with the same power as if the undersigned were personally present at the said Meeting or such adjournment(s) or postponement(s) thereof in accordance with voting instructions, if any, provided below.

- SEE VOTING GUIDELINES ON REVERSE -
RESOLUTIONS – MANAGEMENT VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT ABOVE THE BOXES

1. Election of Directors	FOR	WITHHOLD

To elect, conditional upon and effective as of the closing of the transactions contemplated by the subscription agreement (the “Subscription Agreement”), dated as of December 7, 2018, by and among the Company, Altria Summit LLC (the “Purchaser”), a wholly owned subsidiary of Altria Group, Inc. and, solely for the purposes set forth therein, Altria Group, Inc., and otherwise in the manner contemplated in the accompanying management information circular of the Company dated as of December 31, 2018 (the “Circular”):

a) Kevin C. Crosthwaite Jr.	☐	☐
b) Bronwen Evans	☐	☐
c) Murray R. Garnick	☐	☐
d) Bruce A. Gates	☐	☐
2. Transaction Approval Resolution	FOR	AGAINST

To consider and, if thought advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth in Schedule A to the accompanying Circular, approving the transactions contemplated by the Subscription Agreement, whereby, among other things, the Company will issue to the Purchaser, in a private placement transaction: (i) 146,220,892 common shares of the Company (the “Shares”) (subject to adjustment in accordance with the terms of the Subscription Agreement); and (ii) one warrant (the “Warrant”) of the Company (which may be exercised in full or in part at any time and from time to time) entitling the holder thereof, upon the valid exercise in full thereof, to acquire, accept and receive from the Company an aggregate of 72,207,848 Shares (subject to adjustment in accordance with the terms of the Subscription Agreement and with the terms and conditions of the warrant certificate representing and evidencing the Warrant), as more particularly described in the accompanying Circular.

	☐	☐

This proxy revokes and supersedes all earlier dated proxies and MUST BE SIGNED

PLEASE PRINT NAME	Signature of registered owner(s)	Date (MM/DD/YYYY)

Proxy Voting – Guidelines and Conditions

1.	THIS PROXY IS SOLICITED BY MANAGEMENT OF THE COMPANY.

2.	THIS PROXY SHOULD BE READ IN CONJUNCTION WITH THE MEETING MATERIALS PRIOR TO VOTING.

3.

If you appoint the Management Nominees to vote your securities, they will vote in accordance with your instructions or, if no instructions are given, in accordance with the Management Voting Recommendations highlighted for each Resolution on the reverse. If you appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, as they in their discretion choose.

4.

This proxy confers discretionary authority on the person named to vote in his or her discretion with respect to amendments or variations to the matters identified in the Notice of the Meeting accompanying the proxy or such other matters which may properly come before the Meeting or any adjournment or postponement thereof.

5.

Each security holder has the right to appoint a person other than the Management Nominees specified herein to represent them at the Meeting or any adjournment or postponement thereof. Such right may be exercised by inserting in the space labeled “Please print appointee name”, the name of the person to be appointed, who need not be a security holder of the Company.

6.	To be valid, this proxy must be signed. Please date the proxy. If the proxy is not dated, it is deemed to bear the date of its mailing to the security holders of the Company.

7.

To be valid, this proxy must be filed using one of the Voting Methods and must be received by TSX Trust Company before the Filing Deadline for Proxies, noted on the reverse or in the case of any adjournment or postponement of the Meeting not less than 48 hours (Saturdays, Sundays and holidays excepted) before the time of the adjourned or postponed meeting. Late proxies may be accepted or rejected by the Chairperson of the Meeting in his or her discretion, and the Chairperson is under no obligation to accept or reject any particular late proxy.

8.

If the security holder is a corporation or other entity, the proxy must be executed by an officer or attorney thereof duly authorized, and the security holder may be required to provide documentation evidencing the signatory’s power to sign the proxy.

9.	Guidelines for proper execution of the proxy are available at www.stac.ca. Please refer to the Proxy Protocol.

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